Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Deregistration of the Securities and Termination of Reporting Obligations under the U.S. Securities Exchange Act

Mumbai, January 24, 2024: Tata Motors Limited (“TML”, “Tata Motors” or the “Company”) today announced that it intends to: (i) deregister its American Depositary Shares (the “ADSs”), each representing five (5) Ordinary Shares of the Company, par value of Rs.2 per share (the “Ordinary Shares”), its Ordinary Shares underlying such ADSs, its ‘A’ Ordinary Shares, par value of Rs.2 per share, issued in connection with the 2015 rights offering by TML (“‘A’ Ordinary shares”, together with the ADSs and the Ordinary Shares underlying such ADSs, collectively referred to as the “Securities”) from the U.S. Securities and Exchange Commission (the “SEC”); and (ii) terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On January 13, 2023, the Company filed Form 25 with the SEC and the delisting of the Company’s ADSs from the New York Stock Exchange (“NYSE”) became effective close of trading on the NYSE on January 23, 2023. Accordingly, the termination of the Company’s ADSs program became effective on January 23, 2023.

Since the Company has met the criteria for deregistration, the Company intends to file Form 15F with the SEC on the date of this announcement to deregister all the Securities and terminate its reporting obligations under the Exchange Act. All of the Company’s reporting obligations under the Exchange Act will be suspended immediately upon such filing. The deregistration and termination of reporting obligations are expected to become effective within 90 days after the filing of the Form 15F, unless withdrawn by the Company or objected to by the SEC.

The above action has no impact on the current listing status or trading of the Company’s equity shares in India on BSE Limited and the National Stock Exchange of India Limited.

This announcement is also available on the website of the Company at www.tatamotors.com.

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About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India’s Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors).

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. The Company uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain such words. These forward-looking statements are necessarily estimates reflecting judgment of the Company’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.